J.P. Morgan Clearing Corp.
(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Notes to the Statement of Financial Condition
December 31, 2015

1. Organization

J.P. Morgan Clearing Corp. (the "Company"), is a wholly-owned subsidiary of and guaranteed by J.P. Morgan Securities LLC ("JPMorgan Securities"), which is an indirect wholly-owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"), a leading global financial services firm and one of the largest banking institutions in the United States of America ("U.S."), with operations worldwide. For purposes of this report, an "affiliate" is defined as JPMorgan Chase or a direct or indirect subsidiary of JPMorgan Chase. The Company is a registered broker-dealer with the United States Securities and Exchange Commission ("SEC") and a futures commission merchant ("FCM") with the Commodities Futures Trading Commission ("CFTC"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC"), the New York Stock Exchange ("NYSE") and other exchanges.

The Company has the following ratings as of December 31, 2015:

	Long-term issuer	Short-term issuer	Outlook
Standard & Poor's (S&P)	A+	A-1	Stable
Moody's Investors Service	Aa3	P-1	Stable
Fitch Ratings	AA-	F1+	Stable

The Company's obligations are guaranteed by JPMorgan Securities, whose unsecured long- and short-term debt are rated the same by S&P, Moody's Investors Service and Fitch Ratings.

Nature of business

The Company provides securities and futures clearing, customer financing, securities lending and related services. The Company acts as a clearing broker carrying and clearing (i) customer cash and margin accounts for correspondents on either a fully disclosed or omnibus basis; and (ii) the proprietary trading accounts of hedge funds, brokers and dealers and other professional trading firms (collectively "clearing clients"). In addition, the Company acts as a carrying and clearing broker for certain activities of JPMorgan Securities and other affiliates on either a fully disclosed or omnibus basis.

2. Significant accounting policies

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the U.S. ("U.S. GAAP"). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by regulatory authorities.

(a) Accounting and reporting developments

Financial Accounting Standards Board ("FASB") Standards Adopted during 2015

Standard	Summary of guidance	Effects on statement of financial condition
Repurchase agreements and similar transactions	• Amends the accounting for certain secured financing transactions. • Requires enhanced disclosures with respect to transactions recognized as sales in which exposure to the derecognized assets is retained through a separate agreement with the counterparty. • Requires enhanced disclosures with respect to the types of financial assets pledged in secured financing transactions and the remaining contractual maturity of the secured financing transactions.	• There was no material impact on the Company's Statement of Financial Condition. • For further information, see Note 4.

Notes to the Statement of Financial Condition
December 31, 2015

FASB Standards Issued but not yet Adopted

Standard	Summary of guidance	Effects on Statement of Financial Condition
Revenue recognition – revenue from contracts with customers *Issued May 2014*	• Requires that revenue from contracts with customers be recognized upon transfer of control of a good or service in the amount of consideration expected to be received. • Changes the accounting for certain contract costs, including whether they may be offset against revenue in the statement of income, and requires additional disclosures about revenue and contract costs. • May be adopted using a full retrospective approach or a modified, cumulative effect-type approach wherein the guidance is applied only to existing contracts as of the date of initial application, and to new contracts transacted after that date.	• Required effective date January 1, 2018.(a) • The Company plans to adopt the revenue recognition guidance in the first quarter of 2018 and is currently evaluating the potential impact on the Statement of Financial Condition and its selection of transition method.

(a) Early adoption is permitted.

(b) Basis of presentation

Offsetting assets and liabilities

U.S. GAAP permits entities to present securities sold under repurchase agreements ("repurchase agreements") and securities purchased under resale agreements ("resale agreements") with the same counterparty on a net basis on the Statement of Financial Condition when specified conditions are met, including the existence of a legally enforceable master netting agreement. The Company has elected to net such balances when the specified conditions are met.

The Company uses master netting agreements to mitigate counterparty credit risk in certain transactions, including repurchase and resale agreements, and securities borrowed and loaned agreements. A master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer or deliver margin when due after expiration of any grace period). Upon exercise of repurchase agreement and securities loaned default rights (i) all securities loaned transactions are terminated and accelerated, (ii) all values of securities or cash held or to be delivered are calculated, and all such sums are netted against each other and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount.

Typical master netting agreements for these types of transactions also often contain a collateral/margin agreement that provides for a security interest in or title transfer of securities or cash collateral/margin to the party that has the right to demand margin (the "demanding party"). The collateral/margin agreement typically requires a party to transfer collateral/margin to the demanding party with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any threshold. The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to set-off any amounts payable by the counterparty against any posted collateral or the cash equivalent of any posted collateral/margin. It also grants to the demanding party the right to liquidate collateral/margin and to apply the proceeds to an amount payable by the counterparty.

For further discussion, see Note 4.

Assets held for clients in an agency or fiduciary capacity

Assets owned by customers, including those that collateralize margin or other similar transactions and are held for clients in an agency or fiduciary capacity by the Company, are not assets of the Company and are not included in the Statement of Financial Condition.

Use of estimates in the preparation of the Statement of Financial Condition

The preparation of the Statement of Financial Condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual

J.P. Morgan Clearing Corp.
(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Notes to the Statement of Financial Condition
December 31, 2015

results could be different from these estimates.

(c) Cash and securities segregated under federal and other regulations

The Company is required by its primary regulators, including the SEC and CFTC, to segregate cash and securities to satisfy rules regarding the protection of assets of customers and proprietary accounts of broker-dealers. For further discussion, see Note 14.

(d) Customer transactions

Receivables from and payables to customers primarily include amounts arising from cash and margin transactions. These customer securities transactions are recorded on the Statement of Financial Condition on a settlement date basis. In the event of fails to deliver or receive securities, the Company records corresponding receivables from customers or payables to customers, respectively.

The Company monitors the market value of collateral held to secure receivables from customers. It is the Company's policy to request and obtain additional collateral when appropriate.

(e) Income taxes

The results of operations of the Company are included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. Pursuant to a tax sharing agreement, JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the Statement of Financial Condition. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to the JPMorgan Chase entity.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the Statement of Financial Condition. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's Statement of Financial Condition to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. After-tax interest and penalties, as well as the related unrecognized tax benefits, are recognized in income tax expense.

The tax sharing agreement between JPMorgan Chase and the Company allows for intercompany payments to or from JPMorgan Chase for outstanding current and deferred tax assets or liabilities. See Note 5 for a further discussion of income taxes.

(f) Foreign currency remeasurement

The Company revalues assets and liabilities, denominated in non-U.S. currencies into U.S. dollars using applicable exchange rates.

3. **Fair value measurement of financial instruments**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Substantially all of the Company's assets and liabilities are highly liquid and are carried at contractual amounts, which approximate fair value.

Valuation hierarchy

A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

*   Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

*   Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

*   Level 3 – one or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Notes to the Statement of Financial Condition
December 31, 2015

A financial instrument's categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Additional disclosures about the fair value of financial instruments

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair value. The Company's financial instruments are not carried at fair value on the Statement of Financial Condition but are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

The following table presents the carrying values and estimated fair values at December 31, 2015, of financial assets and liabilities, and information is provided on their classification within the fair value hierarchy:

(in thousands)	Carrying value	Estimated fair value hierarchy			Total estimated fair value
		Level 1	Level 2	Level 3	
Financial assets					
Cash	$ 349,147	$ 349,147	$ –	$ –	$ 349,147
Cash and securities segregated under federal and other regulations	19,501,756	–	19,501,756	–	19,501,756
Securities borrowed	80,116,197	–	80,116,197	–	80,116,197
Receivables					
Customers	13,229,149	–	13,229,149	–	13,229,149
Brokers, dealers, clearing organizations and others	27,158,282	–	27,158,282	–	27,158,282
Interest and dividends	6,168	–	6,168	–	6,168
Other assets	107,520	–	107,520	–	107,520
Financial liabilities					
Borrowings	$ 10,136,523	$ –	$ 10,136,523	$ –	$ 10,136,523
Securities sold under repurchase agreements	19,057,036	–	19,057,036	–	19,057,036
Securities loaned	25,521,719	–	25,521,719	–	25,521,719
Payables					
Customers	69,451,353	–	69,451,353	–	69,451,353
Brokers, dealers, clearing organizations and others	6,356,543	–	6,356,543	–	6,356,543
Interest and dividends	114,967	–	114,967	–	114,967
Accounts payable and other liabilities	431,859	–	431,859	–	431,859
Long-term debt	500,000	–	500,053	–	500,053
Subordinated liabilities	5,010,000	–	4,971,416	–	4,971,416

4. **Securities financing activities**

The Company enters into resale agreements, repurchase agreements, securities borrowed transactions and securities loaned transactions (collectively, "securities financing agreements") primarily to acquire securities to cover short positions, accommodate customers' financing needs and settle other securities obligations.

Repurchase agreements and resale agreements are carried on the Statement of Financial Condition at the amounts at which the securities will be subsequently sold or repurchased, plus accrued interest, which approximates fair value. Where appropriate under applicable accounting guidance, repurchase and resale agreements with the same counterparty are reported on a net basis.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received which approximates fair value. Certain securities are borrowed against securities collateral and in accordance with U.S. GAAP, the borrower is not required to record the transactions on its Statement of Financial Condition.

Secured financing transactions expose the Company to credit and liquidity risk. To manage these risks, the Company monitors the value of the underlying securities that it has received from or provided to its counterparties compared to the value of cash proceeds and exchanged collateral and either requests additional collateral or returns securities or collateral when appropriate. Margin levels are initially established based upon the counterparty, the type of underlying securities, and the permissible collateral, and are monitored on an ongoing basis.

Notes to the Statement of Financial Condition
December 31, 2015

In resale agreements and securities borrowed transactions, the Company is exposed to credit risk to the extent the value of the securities received is less than initial cash proceeds and any collateral amounts exchanged. In repurchase agreements and securities loaned transactions, credit risk exposure arises to the extent that the value of underlying securities exceeds the value of the initial cash proceeds and any collateral amounts exchanged.

Additionally, the Company typically enters into master netting agreements and other similar arrangements with its counterparties, which provide for the right to liquidate the underlying securities and any collateral amounts exchanged in the event of a counterparty default. It is also the Company's policy to take possession, where possible, of the securities underlying resale agreements and securities borrowed transactions.

The following table presents as of December 31, 2015, the gross and net securities purchased under resale agreements and securities borrowed. Securities purchased under resale agreements have been presented on the Statement of Financial Condition net of securities sold under repurchase agreements where the Company has obtained an appropriate legal opinion with respect to the master netting agreement and where the other relevant criteria have been met. Where such a legal opinion has not been either sought or obtained, the securities purchased under resale agreements are not eligible for netting, and are shown separately in the table below. Securities borrowed are presented on a gross basis on the Statement of Financial Condition.

(in millions)	Gross asset balance	Amounts netted on the Statement of Financial Condition	Net asset balance
Securities purchased under resale agreements			
Securities purchased under resale agreements with an appropriate legal opinion	$ 19,054	$ –	$ 19,054
Securities purchased under resale agreements where an appropriate legal opinion has not been sought or obtained	–	–	–
Total securities purchased under resale agreements	$ 19,054	$ –	$ 19,054 [a]
Securities borrowed	$ 80,116	NA	$ 80,116 [b]

(a) Included in cash and securities segregated under federal and other regulations on the Statement of Financial Condition.
(b) Includes $25.5 billion of securities borrowed where an appropriate legal opinion has not been either sought or obtained with respect to the master netting agreement.

The following table presents information as of December 31, 2015, regarding the securities purchased under resale agreements and securities borrowed for which an appropriate legal opinion has been obtained with respect to the master netting agreement. The table excludes information related to resale agreements and securities borrowed where such a legal opinion has either not been sought or obtained.

(in millions)	Net asset balance	Amounts not nettable on the Statement of Financial Condition[a]		Net exposure
		Financial instruments[b]	Cash collateral	
Securities purchased under resale agreements with an appropriate legal opinion	$ 19,054	$ (19,054)	$ –	$ –
Securities borrowed	$ 54,626	$ (53,091)	$ –	$ 1,535

(a) For some counterparties, the sum of the financial instruments and cash collateral not nettable on the Statement of Financial Condition may exceed the net asset balance. Where this is the case the total amounts reported in these two columns is limited to the balance of the net resale agreement or securities borrowed asset with that counterparty.
(b) Includes financial instrument collateral received, repurchase liabilities and securities loaned liabilities with an appropriate legal opinion with respect to the master netting agreement; these amounts are not presented net on the Statement of Financial Condition because other U.S. GAAP netting criteria are not met.

The following table presents as of December 31, 2015, gross and net securities sold under repurchase agreements and securities loaned. Securities sold under repurchase agreements have been presented on the Statement of Financial Condition net of securities purchased under resale agreements where the Company has obtained an appropriate legal opinion with respect to the master netting agreement and where other relevant criteria have been met. Where such a legal opinion has not been either sought or obtained, the securities sold under repurchase agreements are not eligible

Notes to the Statement of Financial Condition
December 31, 2015

for netting, and are shown separately in the table below. Securities loaned are presented on a gross basis on the Statement of Financial Condition.

(in millions)	Gross liability balance	Amounts netted on the Statement of Financial Condition	Net liability balance
Securities sold under repurchase agreements			
Securities sold under repurchase agreements with an appropriate legal opinion	$ 12,250	$ −	$ 12,250
Securities sold under repurchase agreements where an appropriate legal opinion has not been either sought or obtained	6,807	−	6,807
Total securities sold under repurchase agreements	$ 19,057	$ −	$ 19,057
Securities loaned [a]	$ 25,522	NA	$ 25,522

(a) Includes $6 million of securities loaned where an appropriate legal opinion has not been either sought or obtained with respect to the master netting agreement.

The following table presents information as of December 31, 2015 regarding securities sold under repurchase agreements and securities loaned for which an appropriate legal opinion has been obtained with respect to the master netting agreement. The below table excludes information related to repurchase agreements and securities loaned where such a legal opinion has not been either sought or obtained.

(in millions)	Net liability balance	Amounts not nettable on the Statement of Financial Condition [a]		Net amount [c]
		Financial instruments [b]	Cash collateral	
Securities sold under repurchase agreements with an appropriate legal opinion	$ 12,250	$ (12,250)	$ −	$ −
Securities loaned	$ 25,516	$ (25,072)	$ −	$ 444

(a) For some counterparties, the sum of the financial instruments and cash collateral not nettable on the Statement of Financial Condition may exceed the net liability balance. Where this is the case the total amounts reported in these two columns is limited to the balance of the net repurchase agreement or securities loaned liability with that counterparty.

(b) Includes financial instrument collateral transferred, reverse repurchase assets and securities borrowed assets with an appropriate legal opinion with respect to the master netting agreement; these amounts are not presented net on the Statement of Financial Condition because other U.S. GAAP netting criteria are not met.

(c) Net amount represents exposure of counterparties to the Company.

Notes to the Statement of Financial Condition
December 31, 2015

During 2015, the Company adopted new accounting guidance, which requires enhanced disclosures with respect to the types of financial assets pledged in secured financing transactions and the remaining contractual maturity of the secured financing transactions; the following tables present this information as of December 31, 2015.

(in millions)	Gross liability balance	
	Securities sold under repurchase agreements	Securities loaned
U.S. Treasury and government agencies	$ –	$ 860
Non-U.S. government debt	–	220
Corporate debt securities	5,134	130
Equity securities	13,923	24,312
Total	**$ 19,057**	**$ 25,522**

(in millions)	Remaining contractual maturity of the agreements				
	Overnight and continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Total securities sold under repurchase agreements	$ 758	$ 2,971	$ 4,271	$ 11,057	$ 19,057
Total securities loaned	14,933	79	318	10,192	25,522

5. **Income taxes**

Deferred income tax expense/(benefit) results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. The Company's tax-sharing agreement requires periodic settlement with JPMorgan Chase for increases or decreases in the net federal, state and local deferred tax balance. Until settlement, net balances are recorded as a component of accounts payable and other liabilities in the Statement of Financial Condition. As of December 31, 2015, the Company's unsettled net deferred tax liability balance was $7 million . The significant components of the Company's deferred tax balance generally relate to federal and state tax benefits in regards to tax reserves . As of December 31, 2015, management has determined it is more likely than not that the Company will realize its deferred tax assets.

At December 31, 2015, the Company had a current income tax payable to JPMorgan Chase of $166 million included in accounts payable and other liabilities in the Statement of Financial Condition.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2015:

(in thousands)	Unrecognized tax benefits
Balance at December 31, 2014	$ 117,489
Decreases based on tax positions related to prior periods	(54,185)
Decreases related to settlements with taxing authorities	(8,631)
Balance at December 31, 2015	$ 54,673

At December 31, 2015, the Company's unrecognized tax benefit, excluding related interest expense and penalties, was $55 million, of which $36 million, if recognized, would reduce the annual effective tax rate.

At December 31, 2015, in addition to the Company's liability for unrecognized tax benefits, the Company had accrued $30 million for income tax-related interest and no penalties.

The Company is a member of the JPMorgan Chase consolidated group which is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates, including U.S. federal, state and non-U.S. jurisdictions. The following table summarizes the status of significant income tax examinations of JPMorgan Chase and its consolidated subsidiaries as of December 31, 2015.

Notes to the Statement of Financial Condition
December 31, 2015

	Periods under examination	Status
JPMorgan Chase - U.S.	2003 - 2005	Field examination completed; at Appellate level
JPMorgan Chase - U.S.	2006 - 2010	Field examination completed, JPMorgan Chase filed amended returns and intends to appeal
JPMorgan Chase - U.S.	2011 - 2013	Field examination
JPMorgan Chase - New York State	2008 - 2011	Field examination
JPMorgan Chase - California	2011 - 2012	Field examination

6. Short-term borrowings

At December 31, 2015 short-term borrowings were comprised of $8.6 billion of unsecured borrowings from JPMorgan Chase, pursuant to a committed $20 billion credit facility shared with JPMorgan Securities; and $1.5 billion of secured borrowings from a third party. The borrowings from JPMorgan Chase bear interest based on short-term rates; third party borrowings bear interest at a rate based upon London Interbank Borrowing Offered Rate ("LIBOR").

7. Long-term debt

At December 31, 2015 the Company had issued $500 million of third party, secured long term debt. The debt bears interest at a rate based upon LIBOR, maturing in January 2017.

8. Subordinated liabilities

The Company has commitments from JPMorgan Chase that provide subordinated liabilities up to a maximum amount of $8.7 billion. At December 31, 2015, $5.0 billion was payable under these subordinated borrowing agreements, which mature as follows.

(in thousands)

Year		Amount
2017	$	4,310,000
2018		700,000
	$	5,010,000

All subordinated liabilities of the Company have been approved by the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"), and therefore, qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule ("Net Capital Rule"). The subordinated debt obligations may only be repaid if the Company is in compliance with the applicable terms of the Net Capital Rule.

The subordinated liabilities bear interest at a rate based upon LIBOR.

9. Employee compensation and benefits

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase. The following is a discussion of JPMorgan Chase's significant benefit plans.

Employee stock-based awards

Certain employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans, which provide for grants of common stock-based awards, including stock options, stock-settled stock appreciation rights ("SARs") and restricted stock units ("RSUs"). Employees receive annual incentive compensation based on their performance, the performance of their business and JPMorgan Chase's consolidated operating results.

U.S. GAAP requires all share-based payments to employees that qualify as equity awards be measured at their grant-date fair values. JPMorgan Chase uses the Black-Scholes valuation model to estimate the fair value of stock options and SARs.

JPMorgan Chase RSUs

RSUs are awarded at no cost to the recipient upon their grant. Generally, RSUs are granted annually and vest 50% after two years and 50% after three years and are converted into shares of JPMorgan Chase common stock as of the vesting date. In addition, RSUs typically include full-career eligibility provisions, which allow employees to continue to vest upon voluntary termination, subject to post-employment and other restrictions based on age or service-related requirements. All of these awards are subject to forfeiture until vested and contain clawback provisions that may result

J.P. Morgan Clearing Corp.
(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Notes to the Statement of Financial Condition
December 31, 2015

in cancellation under certain specified circumstances. RSUs entitle the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding.

JPMorgan Chase employee stock options and SARs
Employee stock options and SARs have generally been granted with an exercise price equal to the fair value of JPMorgan Chase's common stock on the grant date. JPMorgan Chase periodically grants employee stock options to individual employees. There were no material grants of stock options or SARs in 2015. Prior grants of SARs generally become exercisable ratably over five years (i.e., 20% per year) and contain full-career eligibility provisions and clawback provisions similar to RSUs. SARs generally expire ten years after the grant date.

The following table presents grant and forfeiture activity of JPMorgan Chase stock-based awards to the Company's employees for the year ended December 31, 2015:

(in thousands)	
RSUs	
Granted	152
Forfeited	3

There were no grants or forfeitures of stock options or SARs in 2015.

At December 31, 2015, the Company's employees held 394 thousand unvested RSUs. In addition, 12 thousand options and SARs were held by the Company's employees at December 31, 2015, of which 5 thousand awards had not vested. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase or its subsidiaries which may impact the Company's outstanding awards.

Pension and other postretirement employee benefits
JPMorgan Chase has various defined benefit pension plans and other postretirement employee benefit ("OPEB") plans that provide benefits to its employees. The Company's employees are eligible to participate in JPMorgan Chase's qualified, noncontributory U.S. defined benefit pension plan and they may also participate in JPMorgan Chase's defined contribution plan. In addition, postretirement medical and life insurance benefits are offered to certain retirees, and postretirement medical benefits are offered to qualifying U.S. employees, through JPMorgan Chase's U.S. OPEB plans. Benefits vary with length of service and date of hire and provide for limits on the Company's share of covered medical benefits. The medical and life insurance benefits are both contributory. There are no separate plans solely for employees of the Company and, therefore, pension expense, defined contribution and OPEB expense for the Company is determined based upon employee participation in the JPMorgan Chase plans and are recorded through an intercompany charge from JPMorgan Chase, which is cash settled monthly.

10. **Preferred stock**
The Company's Series A cumulative preferred stock has a liquidation preference of $1,500 per share, is nonvoting and pays dividends, on a cumulative basis, at 6% per annum. The Company may redeem, at its option, the preferred stock at a price of $1,500 per share plus accumulated and unpaid dividends upon the occurrence of certain events. Forty shares of preferred stock were redeemed in 2015.

At December 31, 2015, no issued and outstanding shares of the Company's preferred stock were held by any affiliate of the Company.

11. **Customer activities**
Customer credit risks
The Company's activities for both clearing clients and customers, including affiliates (collectively "customers"), involve the clearing, settlement and financing of customers' securities and derivative transactions. Derivative transactions principally include futures, swaps, contracts for difference, forwards, options and various structured products. The Company provides the ability for customers to clear and settle securities and derivative transactions on listed exchanges, as well as, in the over the counter ("OTC") markets. Securities and derivative transactions may be settled on a cash basis or financed on a margin basis. The collateral requirement on a margin loan is established based on either regulatory guidelines or internal risk-based requirements for clients that use leverage products offered by the Company.

J.P. Morgan Clearing Corp.
(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Notes to the Statement of Financial Condition
December 31, 2015

In connection with certain customer activities, the Company executes and settles customer transactions involving the short sale of securities ("short sales"). When a customer sells a security short, the Company may be required to borrow securities to settle a customer short sale transaction and, as such, these transactions may expose the Company to a potential loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase financial instruments at prevailing market prices to fulfill the customers' obligations.

It is the policy of the Company to mitigate the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or other collateral, or reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in derivatives activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, it is the policy of the Company to reduce credit risk by entering into legally enforceable master netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's margin deposit requirements with exchanges or to support its various secured financing sources such as borrowings, securities loaned and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to such customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors compliance with such credit limits.

Concentrations of credit risks

The Company is engaged in providing securities processing services to a diverse group of individuals and institutional investors, including affiliates. A substantial portion of the Company's transactions are collateralized and may be executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities and derivatives transactions can be directly affected by volatile or illiquid trading markets, which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values and requiring, when deemed necessary, additional collateral to be deposited with the Company.

A significant portion of the Company's securities processing activities include clearing and settling transactions for hedge funds, brokers and dealers and other professional traders, including affiliates. Due to the nature of these operations, which may include significant levels of credit extension such as leveraged purchases, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. In addition, the Company may be subject to concentration risk through providing margin to those customers holding large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry, where the Company receives such large positions as collateral. The Company seeks to control these risks by monitoring margin collateral levels for compliance with both regulatory and internal guidelines. Additional collateral is obtained when necessary. To further control these risks, the Company has developed automated risk control systems that analyze the customers' sensitivity to major market movements. The Company will require customers to deposit additional margin collateral, or reduce positions if it is determined that customers' activities may be subject to above-normal market risk.

The Company may act as a clearing broker for securities and futures activities of certain affiliates on either a fully disclosed or omnibus basis. Such activities are conducted on either a cash or margin basis. The Company requires its affiliates to maintain margin collateral in compliance with various regulatory guidelines. The Company monitors required margin levels and requests additional collateral when deemed appropriate.

12. Related parties

The Company has significant transactions with JPMorgan Chase and its subsidiaries. Various JPMorgan Chase subsidiaries engage the Company to arrange for clearing activities and collateralized transactions.

J.P. Morgan Clearing Corp.
(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Notes to the Statement of Financial Condition
December 31, 2015

Balances with related parties at December 31, 2015 are listed below.

(in thousands)	
Assets	
Cash	$ 156,513
Cash and securities segregated under federal and other regulations	19,501,741
Securities borrowed	17,480,025
Receivable from brokers, dealers, clearing organizations and others	24,476,065
Other assets	45,017
Liabilities	
Short-term borrowings	$ 8,574,197
Securities sold under repurchase agreements	400,000
Securities loaned	13,687,983
Payable to customers	257,802
Payable to brokers, dealers, clearing organizations and others	4,270,451
Accounts payable and other liabilities	4,494
Subordinated liabilities payable to JPMorgan Chase	5,010,000

At December 31, 2015, JPMorgan Securities guaranteed all of the Company's liabilities (excluding those to JPMorgan Securities), which amounted to $124.0 billion of the Company's $136.6 billion of total liabilities (including subordinated liabilities).

13. Commitments, contingencies and collateral

Collateral

At December 31, 2015, the Company has accepted securities as collateral that could be repledged, delivered or otherwise used with a fair value of approximately $237.1 billion. This collateral was generally obtained under securities borrowing agreements and customer margin loans. In many instances, the Company is permitted to rehypothecate the securities received as collateral, subject to regulations which prohibit the rehypothecation of customer fully-paid and excess margin securities, as set forth in SEC Rule 15c3‑3, Customer Protection. Of the total securities received as collateral, approximately $206.8 billion was repledged, delivered or otherwise used, generally as collateral for securities financing activities, to cover short sales or to meet margin requirements at exchanges.

Collateralized committed facilities

Collateralized committed facilities are conditional lending commitments issued by the Company for secured financings. The Company has such facilities in place with certain customers and certain clearing houses of which it is a member. The Company does not hold collateral to support undrawn commitments under these facilities. However, before advancing funds the Company takes possession of collateral (generally securities) and continues to monitor the market value of the collateral during the term of the financing, which includes requesting or returning additional collateral when appropriate. At December 31, 2015, the Company had commitments of $2.3 billion outstanding under such collateralized committed facilities.

Client clearing guarantees

Where the Company clears transactions on behalf of its clients through various clearing houses, the Company stands behind the performance of its clients on such trades. The Company mitigates its exposure to loss in the event of a client default by requiring that clients provide appropriate amounts of margin at inception and throughout the life of the transaction. The Company may cease providing clearing services to a client if the client does not adhere to their obligations under the clearing agreement. In some cases the Company is obligated to clear future transactions that clients have yet to execute, and stand behind the performance of the client on those trades. No amounts are recorded on the Statement of Financial Condition in relation to clearing current or future client transactions.

It is difficult to estimate the Company's maximum exposure through its role as clearing member, as this would require an assessment of transactions that clients may execute in the future. However, based on credit risk management practices and historical experience, management believes it is unlikely that the Company will have to make any material payments under these arrangements and the risk of loss is expected to be remote.

J.P. Morgan Clearing Corp.
(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Notes to the Statement of Financial Condition
December 31, 2015

Exchange and clearing house guarantees
The Company is a member of several securities exchanges and clearing houses, both in the U.S. and other countries, through which it provides clearing services. Membership in some of these organizations requires the Company to pay a pro rata share of the losses incurred by the organization as a result of the default of another member. Such obligations vary with different organizations. These obligations may be limited to members who dealt with the defaulting member or to the amount (or a multiple of the amount) of the Company's contribution to the guarantee fund maintained by a clearing house or exchange as part of the resources available to cover any losses in the event of a member default. Alternatively, these obligations may be a full pro-rata share of the residual losses after applying the guarantee fund. Generally a payment would only be required should such losses exceed the resources of the clearing house or exchange that are contractually required to absorb the losses in the first instance. It is difficult to estimate the Company's maximum possible exposure under these membership agreements, since this would require an assessment of future claims that may be made against the Company that have not yet occurred. However, based on historical experience, management expects the risk of loss to be remote.

The selection of clearing houses, as well as custodians and bank depositories, is reviewed as part of the Company's risk management process.

Sale of business contingent consideration
In connection with the sale of a portion of the Broker Dealer Services business in 2014, the Company recorded an estimate of the fair value of contingent sale consideration based on estimated client conversions. The sale granted the buyer exclusive rights to negotiate with current Company clients the transfer of their accounts to the buyer. The final sale consideration will be based on accepted clients, as defined, as of December 31, 2015 (with final conversions and final sale consideration to be completed in 2016). The contingent consideration is recorded in other assets on the Statement of Financial Condition.

Litigation
The Company has established reserves for certain of its currently outstanding legal proceedings. In accordance with the provisions of U.S. GAAP for contingencies, the Company accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. The Company is a defendant in a number of legal proceedings. While the outcome of litigation is inherently uncertain, management believes, in light of all information known to it at December 31, 2015, that the Company's litigation reserves were adequate at such date. Management evaluates its outstanding legal proceedings periodically, and makes adjustments in such reserves, upwards or downward, as appropriate, based on management's best judgment after consultation with counsel.

In view of the inherent difficulty of predicting the outcome of legal proceedings, the Company cannot state with confidence what will be the eventual outcomes of the currently pending matters, the timing of their ultimate resolution or the eventual losses or impact related to those matters. The Company believes, based upon its current knowledge, after consultation with counsel and after taking into account its current litigation reserves, that the legal proceedings currently pending against it should not have a material adverse effect on its financial condition. The Company notes, however, that in light of the uncertainties involved in such proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves it has currently accrued. As a result, the outcome of a particular matter may be material to the Company's operating results for a particular period, depending on, among other factors, the size of the loss or liability imposed and the level of the Company's income for that period. The Company believes it has meritorious defenses to the claims asserted against it in its currently outstanding litigation and, with respect to such litigation, intends to continue to defend itself vigorously, litigating or settling cases according to management's judgment. For further discussion of certain legal proceedings relating to JPMorgan Chase, including the estimate of the range of reasonably possible losses for JPMorgan Chase's legal proceedings, please refer to Note 31 of JPMorgan Chase's 2015 Annual Form 10-K report.

The litigation noted above involves multiple companies that are subsidiaries or affiliates of JPMorgan Chase, including the Company. Due to the overlapping nature of claims, JPMorgan Chase does not disaggregate the estimate of reasonably possible losses by individual subsidiary or affiliate. Where JPMorgan Chase and/or one or more of its subsidiaries or affiliates are named as defendants in a particular litigation, JPMorgan Chase has procedures to determine the proper allocation of legal costs among the several defendants.

J.P. Morgan Clearing Corp.
(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Notes to the Statement of Financial Condition
December 31, 2015

14. Net capital and other regulatory requirements

The Company is a registered broker-dealer and FCM and, accordingly, is subject to Rule 15c3-1 under the Net Capital Rule and Rule 1.17 under the CFTC. Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of: (i) 2% of aggregate debit items arising from customer transactions, as defined in the Net Capital Rule, plus excess margin collateral on resale agreements; or (ii) 8% of customer risk maintenance margin requirements plus 8% of non-customer risk maintenance margin requirements, all as defined in the capital rules of the CFTC. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. At December 31, 2015, the Company's net capital of approximately $7.7 billion was approximately 10.0% of aggregate debit items and exceeded the minimum regulatory net capital requirement of approximately $1.5 billion by approximately $6.2 billion.

The Company is subject to the customer protection Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2015 the Company segregated in a special reserve account, for the exclusive benefit of customers, qualified securities of $15.1 billion. This amount is included on the Statement of Financial Condition in cash and securities segregated under federal and other regulations.

The Company also performs the computation for assets in the proprietary accounts of broker-dealers ("PAB") in accordance with the PAB reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934, so as to enable introducing brokers to include PAB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule). As of December 31, 2015 the Company segregated in a special reserve account for the exclusive benefit of PAB customers qualified securities of $3.9 billion. This amount is included on the Statement of Financial Condition in cash and securities segregated under federal and other regulations.

Additionally, the Company, in its capacity as a FCM, is required to perform computations of the requirements of Section 4d(2), Regulation 30.7, and Regulation 22.2 under the Commodity Exchange Act. As of December 31, 2015, assets segregated, secured and sequestered totaled $1.4 billion. These amounts exceeded requirements by $428 million.

15. Subsequent events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2015, and through February 29, 2016 (the date of the filing of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized on the Company's Statement of Financial Condition as of December 31, 2015.